November 2, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Telos Corporation
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended June 30, 2007
File No. 001-08443

Dear Mr. Krikorian:

Telos Corporation (“the Company”) is pleased to provide the following responses to your comment letter dated September 13, 2007 requesting additional information about the above-referenced filings. To facilitate your review, we have included your number comments followed by our responses.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

1.    We note your disclosure of significant short-term and long-term contractual obligations. Your filing should also include a discussion of historical information regarding sources and uses of cash, prospective information regarding long-term and short-term sources of capital, and a description of the course of action the Company has taken or proposes to take to remedy any deficiency. You should clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows, avoiding a recitation of amounts that are readily computable from the face of the financial statements. Tell us how you considered Item 303 of Regulation S-K and Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release No. 34-48960) regarding your MD&A disclosures.

The Company takes its disclosure obligations seriously and strives to provide the most complete disclosure possible in its filings. As such, the Company retains and works with appropriate outside professional advisors in preparing its filings to ensure that such filings meet the standards set forth by the SEC in all of its rules and regulations.

The Company has a complex debt and capital structure, comprised of multiple instruments within a subordination hierarchy. Due to the number of instruments and complexity of the interaction and interrelatedness of such instruments, the

Company believes that the disclosures related to such instruments are an important part of understanding the Company’s liquidity posture.

The Company has disclosed elsewhere in the filing certain significant factors affecting liquidity, such as in the footnotes to the financial statements, specifically in Note 13, Contingencies and Subsequent Events. This footnote contains a disclosure related to the sale of a portion of one of the Company’s business lines and the cash proceeds of such transaction. Additionally, this footnote contains, among other things, a discussion of the Company’s financial condition and the effect that unreimbursed litigation-related and other legal expenses have had on the Company’s working capital posture and steps that the Company has taken to address such working capital issues. In future filings, the Company will include a working capital discussion in Note 1 to the financial statements and the MD&A discussion of liquidity. Additionally, the Company will enhance such discussion to include the other factors as described in the Commission’s comment.

Consolidated Balance Sheets, page 25

2.    We note that the financial statements for the fiscal year ending December 31, 2005 have been restated to adjust warranty liability and deferred revenue associated with non-separately price [sic] warranties. Tell us more about the events leading up to the restatement including when the error was discovered and what consideration you gave to amending your Form 10-K for the fiscal year ended December 31, 2005. Also indicate what consideration was given to your disclosure requirements under Item 4.02 of Form 8-K to report that these previously issued financial statements should no longer be relied upon. Your response should include the SAB 99 analysis performed by management as the Staff believes that this analysis would be necessary to determine whether an Item 4.02 Form 8-K should be filed. We refer you to Attachment A to the minutes of the September 13, 2004 AICPA SEC Regulations Committee joint meeting with SEC Staff.

The Commission has directed comments to Telos regarding the Company’s treatment of warranty obligations in two previous comment letters (June 14, 2005 letter, Comment #19 and December 14, 2005 letter, Comment #12). For reference, we have included the Company’s July 28, 2006 response to the December 14 comment following this response (See page 6).

As the July 28 response states, prior to 2005 the Company had historically accounted for warranty liabilities under the sales warranty accrual method, a method that the Company believed was more conservative as it deferred the recognition of revenue associated with warranty coverage on resold products. Likewise, no warranty expense was recorded at the time of sale, as expenses associated with the warranty obligations would be charged when incurred as period costs. As the response further states, the two methods result in no net income effect at the time of sale, however revenue and expense would both be understated by the same amount. Based upon the review undertaken in response to the December 14 comment, including the Company’s interpretation from the comment itself, that such method was not permissible in that it is not provided for as an alternate method under SFAS 5, the Company, in its 2005 Form 10-K, restated the financials for the years 2004 and 2003 to conform to the GAAP treatment of warranty expense set forth in SFAS 5. The relevant detailed excerpt from the 2005 Form 10-K Note 1, Reclassifications and Restatement Adjustments section, relating to such adjustments has likewise been included for your reference following this response (See page 5).

In the course of analyzing the financial statements for the three and nine months ended September 30, 2006 in preparation for filing the Company’s third quarter 2006 Form 10-Q, a discrepancy was discovered between certain balances on the 12/31/05 balance sheet as filed with the 2005 Form 10-K and the 12/31/05 trial balance generated by the Company’s Deltek Costpoint accounting system. The difference involved two line items on the balance sheets, Deferred Revenue and Other Current Liabilities. The discrepancy was a result of the adjusting entries for 2004 and 2003 for the restatements of the warranty liabilities. Among the several adjustments that were made in connection with this restatement, one of the entries debited Deferred Revenue and credited Other Current Liabilities for equal amounts.

The Company implemented the Costpoint accounting system in 2004 and had never entered prior year adjustments in the new accounting system. In Costpoint, beginning balances of balance sheet accounts must be updated in the system manually (meaning the update is not performed by the system automatically) through the ‘Update Beginning Balances’ function, otherwise the effect of any prior year adjustments will not roll forward into the next year. In this case, after the adjustments were made in the system, but before the beginning balances were updated in the system, the financial statements were updated and printed. Therefore, the Deferred Revenue and Other Current Liabilities balances as shown on the 2005 financial statements, did not reflect the 2004 and 2003 warranty adjustments. Upon discovering the discrepancy, the Company immediately put in place additional automated controls to ensure that any discrepancy between ending and beginning balances due to prior-year adjustments, or any other cause, would produce immediate and continuing notifications to all parties involved with producing financial statements, until such discrepancy is resolved.

As a result of the events described above, it was determined that the December 31, 2005 balance of Deferred Revenue was overstated by $1.4 million and Other Current Liabilities was understated by an equal amount. The Company considered the appropriate course of action in correcting its misclassification very carefully, including consulting with the Company’s independent registered public accounting firm as well as other professional service providers. While the Company takes any misclassification very seriously, such errors must be evaluated for materiality in accordance with SAB 99 to determine the appropriate course of action. The Company considered the guidance of SAB 99 and after consulting with its independent registered public accountant, concluded that the reclassification was immaterial to the financial statements taken as a whole.

In general, much of SAB 99 addresses the need to assess materiality based on both “qualitative” and “quantitative” factors, for instance, stating,

“Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court.”

The above reference and other parts of the SAB go into detailed discussions of how materiality cannot be exclusively assessed on a quantitative basis, but must be assessed considering other factors as well. Consequently, the amount of the misclassification alone does not drive the determination as to whether such a misclassification is material to the financial statements taken as a whole.

In this case, the misclassification concerned two accounts that were both within the ‘Current Liabilities’ section of the balance sheet. It is important to note that the net effect of the misclassification on the ‘Current Liabilities’ subtotal was zero. This was an important consideration in assessing the materiality, as ‘Current Liabilities’ is a key financial measure and important financial ratios are derived from it. The SAB states:

“In determining whether multiple misstatements cause the financial statements to be materially misstated, registrants and the auditors of their financial statements should consider each misstatement separately and the aggregate effect of all misstatements.46 A registrant and its auditor should evaluate misstatements in light of quantitative and qualitative factors and “consider whether, in relation to individual amounts, subtotals, or totals in the financial statements, they materially misstate the financial statements taken as a whole.47 [Emphasis added]

46 The auditing literature notes that the “concept of materiality recognizes that some matters, either individually or in the aggregate, are important for fair presentation of financial statements in conformity with generally accepted accounting principles.” AU 312.03. See also AU 312.04.

47 AU 312.34. Quantitative materiality assessments often are made by comparing adjustments to revenues, gross profit, pretax and net income, total assets, stockholders’ equity, or individual line items in the financial statements. The particular items in the financial statements to be considered as a basis for the materiality determination depend on the proposed adjustment to be made and other factors, such as those identified in this SAB. For example, an adjustment to inventory that is immaterial to pretax income or net income may be material to the financial statements because it may affect a working capital ratio or cause the registrant to be in default of loan covenants.”

The net effect of the misclassification on a key subtotal is an important consideration in the materiality assessment.

The SAB also provides several examples of qualitative considerations, as excerpted here:

“Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are – “

•	“whether the misstatement masks a change in earnings or other trends
•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
•	whether the misstatement changes a loss into income or vice versa
•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
•	whether the misstatement affects the registrant’s compliance with regulatory requirements
•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
•	whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
•	whether the misstatement involves concealment of an unlawful transaction.”

While the SAB notes that this is not an exhaustive list, the Company considered these cited examples in its assessment. The fact that the misclassification in question does not apply to any of the listed considerations is an important factor in the Company’s materiality assessment.

In addressing the various issues and circumstances concerning a materiality assessment, the SAB on numerous occasions specifically references materiality with respect to the financial statements taken as a whole. The concept of materiality to the financial statements taken as a whole is one of the overarching principles referenced in the SAB and as such is very important to the Company’s assessment of the materiality of the misclassification.

The Company considered the guidance in SAB 99 as described above, and as stated earlier, determined that the misclassification was immaterial to the financial statement taken as a whole. In addition, the Company considered the rules pertaining to filing Form 8-K, specifically Item 4.02, and made the determination, after consulting with its independent registered public accountant, that there was no reason the financial statements should not be relied upon. Accordingly, the Company disclosed the reclassification as it had done with the previous restatements and reclassifications, in Note 1 to the financial statements.

2005 FORM 10-K NOTE 1 RECLASS/RESTATMENT CHART DETAIL:

“c – Restatement of warranty expense, warranty liability and revenue associated with non-separately priced warranties

For 2004, the restatement resulted in a decrease in Revenue of $365,000 and a decrease in Cost of Sales of $365,000. The restatement also increased Deferred Revenue by $365,000 and decreased Other Current Liabilities by $365,000.

For 2003, the restatement resulted in an increase in Revenue of $464,000 and an increase in Cost of Sales of $464,000. The restatement also decreased Deferred Revenue by $1,787,000 and increased Other Current Liabilities by $1,787,000.”

JULY 28, 2006 RESPONSE TO DEC. 14 COMMENT #12:

“Under the GAAP treatment of warranty liability as prescribed in SFAS 5, revenue is recognized for the entire purchase amount of the equipment at the time of sale. A warranty expense is then debited, with the credit going to accrued warranty liability. The amount of warranty expense is determined by the Company based upon its experience and the particular features of the warranty requirement. Subsequent expenses in connection with providing coverage under the warranty are then charged against the accrued warranty liability as incurred.

The Company had historically accounted for its warranty liabilities under an alternative method, the sales warranty accrual method. Under such method, a portion of the revenue on the equipment sale (equal to the anticipated warranty liability) was deferred and then recognized ratably over the term of the warranty coverage. No warranty expense was charged at the time of the sale. Subsequent expenses in connection with providing the warranty expense were charged as period costs as incurred. Under this method, the anticipated warranty liability is determined exactly as it would be under the GAAP method, premised upon the Company’s historical experience and the unique requirements of a particular warranty coverage.

The different methods result in no net impact at the time of the equipment sale, however, under the Company’s historical treatment, both revenue and expense would be understated by the amount of the warranty liability for the period in which the sale occurs. Likewise, subsequent warranty expenses incurred over the warranty term may produce some immaterial timing differences in margin (assuming the accuracy of the methodology used to determine the warranty liability, which has consistently been determined to be sound). While the Company in good faith was of the opinion that this alternate treatment was more conservative, as revenue associated with the warranty component is deferred and recognized over the period of the warranty, the Company, in light of this review, acknowledges that such practice is not the appropriate GAAP treatment as prescribed in SFAS 5.

As shown in Note 1 to the financial statements filed as part of the Company’s 2005 Form 10-K, the Company has restated its financials for the years presented to conform to the GAAP treatment of warranty expense set forth under SFAS 5.

The Company’s treatment of separately-priced extended warranties is currently in accordance with the treatment set forth under FTB 90-1 and accordingly will not change.”

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition. page 30

3. For arrangements within the scope of SAB 104 and EITF 00-21, tell us what consideration you gave to identifying each element included in such arrangements and describing the point in time that revenue is recognized and the basis for any revenue deferral.

As detailed in the general business description section of the Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company has several different business lines that produce several types of customer deliverables. Recognition of revenue of such deliverables is subject to the applicable GAAP based on the particular facts and circumstances of each arrangement.

A description of the business lines, the typical deliverables, and the revenue recognition criteria in general for such deliverables follows:

Managed Solutions – The Company provides information technology equipment, such as laptops, printers, networking equipment and peripherals, as well as services, including warranty services on the sold equipment, to its customers. For product sales, revenue is recognized upon proof of acceptance by the customer, otherwise it is deferred until such time as the proof of acceptance is obtained (for instance, in delivery orders for Department of Defense customers, which comprise the majority of the Company’s customers, such acceptance is achieved with a signed Department of Defense Form DD-250). Services provided under these contracts are generally provided on a firm-fixed price (“FFP”) basis, and as such fall within the scope of SAB 104. Generally, the products sold under delivery orders do not include any services (except for warranty coverage provided), and as such these delivery orders fall within the scope of SAB 104. Revenue is recognized under FFP contracts based upon proportional performance, as the work progresses, or upon other direct costs (“ODC’s”) as incurred.

Secure Messaging – The Company provides its Automated Message Handling Software (“AMHS”) and services to its customers. The software and accompanying services fall within the scope of SOP 97-2, as fully discussed in the Company’s revenue recognition disclosure in the 2006 Form 10-K. Other services fall within the scope of SAB 104 for arrangements that include only time-and-materials (“T&M”) contracts and EITF 00-21 for contracts with multiple deliverables such as T&M elements and FFP services where objective reliable evidence of fair value of the elements is available. Under such arrangements, the T&M elements are established by direct costs. Revenue for FFP services is recognized on a proportional performance basis. FFP services may be billed to the customer on a percentage-of-completion basis or based upon milestones, which may approximate the proportional performance of the services under the agreements, as specified in such agreements. To the extent that customer billings exceed the performance of the specified services, the revenue would be deferred.

Secure Networking Solutions (formerly Secure Wireless) – The Company provides wireless and wired networking solutions consisting of hardware and services to its customers. The solutions are generally sold as FFP bundled solutions. Certain of these networking solutions involve contracts to design, develop, or modify complex electronic equipment configurations to a buyer’s specification or to provide network engineering services related to the performance of such contracts, and as such fall within the scope of SOP 81-1. Revenue is earned upon percentage of completion based upon proportional performance, such performance generally being defined by performance milestones. Certain other solutions fall within the scope of SAB 104 and EITF 00-21. Revenue is recognized based upon objective reliable evidence of fair value of the elements, such as upon delivery of the hardware product or ODC’s and the ongoing maintenance. Revenue for services is recognized based on proportional performance, as the work progresses. FFP services may be billed to the customer on a percentage-of-completion basis or based upon milestones, which may approximate the proportional performance of the services under the agreements, as specified in such agreements. To the extent that customer billings exceed the performance of the specified services, the revenue would be deferred. Revenue is recognized under T&M services contracts based upon specified billing rates and other direct costs as incurred.

Information Assurance (“IA”) Services – The Company provides consulting services to its customers under either a FFP or T&M basis. Such contracts fall under the scope of SAB 104. Revenue for FFP services is recognized on a proportional performance basis. FFP services may be billed to the customer on a percentage-of-completion basis or based upon milestones, which may approximate the proportional performance of the services under the agreements, as specified in such agreements. To the extent that customer billings exceed the performance of the specified services, the revenue would be deferred. Revenue is recognized under T&M contracts based upon specified billing rates and other direct costs as incurred.

Identity Management – The Company provides its identity management services and sells information technology products, such as computer laptops and specialized printers, and consumables, such as identity cards, to its customers. The solutions are generally sold as FFP bundled solutions, which would typically fall within the scope of EITF 00-21 and SAB 104. Revenue is recognized based upon objective reliable evidence of fair value of the elements, such as upon delivery of the hardware product or ODC’s and the ongoing maintenance. Revenue for services recognized based on proportional performance, as the work progresses. FFP services may be billed to the customer on a percentage-of-completion basis or based upon milestones, which may approximate the proportional performance of the services under the agreements, as specified in such agreements. To the extent that customer billings exceed the performance of the specified services, the revenue would be deferred. Revenue is recognized under T&M contracts based upon specified billing rates and other direct costs as incurred.

4. Please explain how the disclosure in the last paragraph is relevant to the revenue recognition policy for your arrangements. This disclosure seems to imply that you apply contract accounting (i.e. SOP 81-1) to substantially all of your arrangements, while the previous two paragraphs indicate that you follow SAB 104, SOP 97-2 and EITF 00-2 1 for revenue recognition. Consider clarifying this language in future filings.

As certain of the Company’s contracts utilize contract accounting, the Company has continued to disclose the relevant GAAP that addresses this treatment as part of its revenue recognition policy. In the interest of providing the most complete disclosure of its revenue recognition methods, the Company has revised the disclosure to more clearly reflect such:

“Revenue Recognition

Substantially all of the Company’s contracts are contracts with the U.S. Government. Revenues are recognized in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” as amended by SAB 104, “Revenue Recognition.” The Company considers amounts earned upon evidence that an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured. Additionally, revenues on arrangements requiring the delivery of more than one product or service are recognized in accordance with EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” except as the pronouncement states, on contracts where higher-level GAAP (such as Statement of Position (“SOP”) 97-2 or SOP 81-1 as described below) prevails. Certain of the Company’s contracts involve the complex delivery of technology products and services. Accordingly, such contracts fall within the scope of SOP 81-1. To the extent contracts are incomplete at the end of an accounting period; revenue is recognized on the percentage-of-completion method, on a proportional performance basis.

The Company recognizes revenues for software arrangements upon persuasive evidence of an arrangement, delivery of the software, and determination that collection of a fixed or determinable license fee is probable. Revenues for software licenses sold on a subscription basis are recognized ratably over the related license terms. For arrangements where the sale of software licenses are bundled with other products, including software products, upgrades and enhancements, post-contract customer support (“PCS”), and installation, the relative fair value of each element is determined based on vendor-specific objective evidence (“VSOE”). VSOE is defined by SOP 97-2, “Software Revenue Recognition” (“SOP 97-2”), and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions” (“SOP 98-9”), and is limited to the price charged when the element is sold separately or, if the element is not yet sold separately, the fair value assigned under the residual method or the price set by management having the relevant authority. If VSOE does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement is deferred until the earlier of the point at which (1) such VSOE does exist or (2) all elements of the arrangement are delivered. PCS revenues, upon being unbundled from a software license fee, are recognized ratably over the PCS period.”

Note 6. Redeemable Preferred Stock

12% Cumulative Exchangeable Redeemable Preferred Stock. page 40

5. We note that you make periodic accretions for the excess of the redemption value over the recorded value of your Public Preferred Stock and that you adjusted the estimate of this accretion in the amount of $1.5 million in the second quarter of 2006. Explain the basis for this adjustment. Tell us what consideration you gave to SFAS 154.

As a result of the redemption in 1998 of 410,000 shares of the then-outstanding 3,595,586 shares of the Public Preferred Stock, the accrual estimates of the accretion on the Public Preferred Stock were adjusted to reflect the redemption. Since that time, the Company had utilized the estimated accretion that was calculated in conjunction with the 1998 redemption. An additional result of the accounting review that was undertaken to support the Board of Directors’ decision in second quarter of 2006 to accrue cash dividends for the periods 1992-June 1995 on the Public Preferred Stock was the subsequent determination that the previously relied upon estimates had resulted in an understatement of the accrued accretion of approximately $1.5 million as of the second quarter of 2006. Consequently, the Company evaluated the error for materiality to determine the effect of correcting the error. The Company considered SFAS 154 in its evaluation and determined that the correction of the error was immaterial with respect to the financial statement line items affected for each prior period presented. It was determined that the adjustment was immaterial to the prior year carrying value of the Public Preferred Stock ($71.0 million) as well as the prior year retained deficit ($97.2 million). Likewise, the Company determined that the $1.5 million correction would also be immaterial to the current year carrying value of the Public Preferred Stock ($86.5 million) as well as the current year net loss of ($28.2 million). The Company therefore concluded that the adjustment of the estimated accretion was immaterial to the financial statements under both the iron curtain and rollover methods for assessing materiality of uncorrected misstatements (as described under SAB 108), and accordingly recorded the adjustment in the second quarter of 2006, disclosing the adjustment in the notes to the financials statements.

Exhibits 31.1 and 31.2

6. You have included the certifying individuals’ employment titles in the first sentence of the certifications. We note similar language in the certifications included as exhibits to your Form 10-Qs for the quarterly periods ended March 31, 2007 and June 30, 2007. The language of the certifications required by Item 601(b)(31) of Regulation S-X must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at

www.sec.gov. Please confirm that John B. Wood and Michelle Nakazawa signed these certifications in their individual capacity and remove the certifying individuals’ employment titles in future filings.

The Company will remove the certifying individuals’ employment titles in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended June 30, 2007 Compared with Three Months Ended June 30, 2006, page 22

7. We note that the change in products and services gross margins in 2007 as compared to 2006 was due to a refinement in your contract costing system which increased your direct cost tracing on contracts containing both products and services. Further describe the nature of the refinement. Tell us what consideration you gave to presenting 2006 cost information on a comparable basis. Also tell us how you considered SFAS 154 and SAB 99.

The Commission has directed comments to Telos regarding the Company’s financial statement presentation of revenue in accordance with Reg. S-X Rule 5-03(b) in two previous comment letters (June 14, 2005 letter, Comment #3 and December 14, 2005 letter, Comment #2). For reference, we have included the Company’s January 23, 2006 response to the December 14 comment following this response.

As the response states, the Company’s legacy accounting system was not designed to report types of revenue and related cost of sales. Accordingly, the Company undertook the initiative to break out revenue type and the associated costs of sales through the adoption of a cost allocation methodology that included certain cost allocation assumptions. Such methodology provided the most reasonable basis available to the Company at the time for allocating the costs in question. The Company subsequently enhanced its management reporting capability by enhancing the cost allocation system so as to account for its project revenues on a more detailed basis that allowed for a more accurate matching of costs against revenue than the previously utilized interim cost allocation method. As a result of the application of the new system against the historical accounting information from prior periods, the resulting products and services cost of sales for the three months ended June 30, 2006 would have been $13,392,000 and $15,461,000, respectively. The Company considered SFAS 154 as it evaluated the results of the fluctuation analysis discussed in the MD&A of the June 2007 Form 10-Q and determined that the change was neither a change in accounting estimate, a change in accounting principle, nor a correction of an error as defined by the guidance, due to the fact that the ability to derive such information that would be produced by the retrospective application of the new system did not exist at the time the original information was reported. Therefore the Company disclosed the effect that the change in the system had on the gross margin in its MD&A discussion of the fluctuation.

It is important to note that the aforementioned refinement did not affect revenue by type as reported, and it did not affect the overall gross margin. Additionally, the Company does not manage its business based simply on ‘Products’ versus ‘Services’, as the ‘Products’ revenue type includes both the Company’s proprietary software, which carries its highest gross margins, and the Company’s IT reselling business, which carries its lowest gross margins. Therefore, the Company believes the operating segment disclosures related to margins in the Managed Solutions and Xacta segments are more meaningful to a detailed understanding of the Company’s business than the ‘Products’ margins as reported. This is due to the fact that the Company’s segment analysis provides more insight into the margins and trends in the Company’s business lines than is gained through an aggregation of the highest and lowest product margins in the mix of the various product-related businesses. Currently the high-margin proprietary software business line does not meet the criteria under Reg. S-X Rule 5-03(b) for separate presentation on the face of the income statement, however at such time that this revenue type does meet the criteria, the Company anticipates presenting this revenue type and the corresponding margin separately in future filings.

JANUARY 23, 2006 RESPONSE TO DEC. 14 COMMENT #2:

“The Company acknowledges the requirement under Rule 5-03(b) of Reg S-X to report revenue by type. As stated in our original response the Company’s accounting system for the periods 2002, 2003, and the first half of 2004 was not designed to delineate types of revenue. Separation of the revenue types would require an analysis of thousands of sales orders executed in the time periods presented, as well as a complete analysis of the associated costs. The Company has undertaken this analysis with the objective to report revenue type in its next filing.”

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that our responses are sufficient for your purposes; however, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Michele Nakazawa

Michele Nakazawa

Chief Financial Officer